DV Securities, LLC

Statement of Financial Condition
December 31, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70393

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DV SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S FINANCIAL PLACE, SUITE 2800
(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Horgan	312-878-6785	rhorgan@dvsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US
(Name – if individual, state last, first, and middle name)

30 S Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Horgan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DV Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA E WYDERKA
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 21, 2025

Signature: *Richard Horgan*

Title:
Chief Financial Officer

Sandra E. Wyd
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

Member of DV Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DV Securities, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 27, 2024

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

DV Securities, LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash	$	58,507,000
Receivable from clearing organizations, net		25,766,000
Securities purchased under agreements to resell, net		3,782,562,000
Receivables from affiliates		14,986,000
Other assets		29,000
Total assets	$	3,881,850,000

Liabilities and Member's Equity

Liabilities:		
Securities sold, under agreement to repurchase, net	$	3,718,199,000
Fails to receive		49,602,000
Accounts payable and accrued expenses		131,000
Total liabilities		3,767,932,000
Member's equity		113,918,000
Total liabilities and member's equity	$	3,881,850,000

See notes to statement of financial condition.

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: DV Securities, LLC, (the Company), is a wholly owned subsidiary of DV Group, LLC (DV Group) and engages in lending and borrowing securities through repurchase and reverse repurchase transactions.

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities instruments: Transactions in securities instruments are recorded on trade date. Securities owned by and sold, not yet purchased are carried at fair value. Contractual interest on securities owned and secured financing are recognized on an accrual basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition in receivable from clearing organization.

Loans: The Company maintains a $10 million credit facility with CIBC as a syndicator to the facility. This credit facility matures on June 30, 2024, with a plan of renewing for another 2 years. As of December 31, 2023, the company had no outstanding liability. This loan is guaranteed by DV Group and DVT Holdings, LLC.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables and payables against amounts recognized for resale and repurchase agreements with the same counterparty. See Note 5 for additional details.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements.

Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate. In consideration of Current Expected Credit Losses ("CECL") model, the Company requires the borrower to continually adjust the amount of the collateral securing the financial asset(s) as a result of fair value changes in the collateral. In those situations, the Company, as a practical expedient, compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. The Company has determined that the expectation of nonpayment of the amortized cost basis is zero as the borrower continually replenishes the collateral securing the financial asset such that the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company expects the borrower to continue to replenish the collateral as necessary. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2023, are with the Government Securities Division of the Fixed Income Clearing Corporation (FICC), other counterparties, and an affiliate. When the requirements are met, the Company offsets resale and repurchase agreements executed with the same counterparty and the same settlement date.

The Company is a netting member of the Government Securities Division of FICC, an industry clearinghouse for repurchase and reverse repurchase agreements and fixed income securities. As a netting member of the FICC, the Company is held to a minimum capital requirement of $25,000,000. At the end of each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC, thereby the FICC becomes the Company's counterparty. At December 31, 2023, included in securities purchased under agreements to resell, net

on the statement of financial condition are amounts under contracts with the FICC. In accordance with applicable accounting guidance, netting has been applied to the FICC repurchase balance of $3,718,199,000.

Receivable from Clearing Organizations: Amounts receivable from clearing organizations represent the cash balances and related amounts, including unsettled trades and interest owed by or to clearing organizations arising from securities transactions.

Other Assets: Other assets of $29,000 primarily consist of prepaid assets, to which the Company paid in advance for services that will be received in the future. Such assets will be reflected as expenses in the statement of operations when those services are received.

Credit Losses on Financial Assets: The Company evaluates financial assets that are measured at amortized cost for credit losses under the CECL model. Financial assets evaluated include cash, reverse repurchase and repurchase agreements and receivables from clearing organizations. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2023.

Recent Accounting Pronouncements: In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its statement of financial condition and related disclosures.

Note 2.   Receivable from and payable to Clearing Organizations

Receivable from and payable to clearing organizations consist of the following as of December 31, 2023:

	Receivables	Payables
Receivable from clearing organizations,net	$ 25,766,000	$ -
Fails to receive	-	49,602,000
Total	$ 25,766,000	$ 49,602,000

Receivable from clearing organizations, net comprises of $2,640,000 in cash and $23,126,000 in reverse repurchase securities obtained from an affiliate. These securities were pledged as collateral with FICC to fulfill clearing fund deposit requirements.

Note 3.   Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company's financial instruments are reported at fair value using quoted market prices. Financial instruments owned and financial instruments sold, not yet purchased that are actively trading and traded on a national securities exchange are valued using the last reported sales price on the day of valuation. Securities are based on fair value using recently executed transactions and market price quotations in active markets plus accrued interest.

The carrying value of short-term financial instruments, including securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at contract value which approximates the fair value of these instruments due to their short-term nature and level of collateralization.

There were no Level 1, 2 or 3 investments as of December 31, 2023.

Note 4.   Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company defends against these claims and, in the opinion of management the results of these legal matters will not result in any material adverse effect on the Company's financial position.

From time to time and in the normal course of business, the Company will enter into forward starting reverse repurchase agreements and forward starting repurchase agreements. As of December 31, 2023, the Company entered into forward starting repurchase agreements and forward starting reverse repurchase agreements with FICC of $372,656,000 and $945,656,000 respectively, both commencing on January 2, 2024 and maturing on January 3, 2024. In addition, the Company entered into forward starting repurchase agreements and forward starting reverse repurchase agreements with an affiliate of $471,969,000 and $372,656,000 respectively, both commencing on January 2, 2024 and maturing on January 3, 2024.

Note 5.   Offsetting

The Company holds resale and repurchase agreements that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the effect or potential effect of offsetting of recognized derivative instruments, resale and repurchase agreements presented in the statement of financial condition:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received / Pledged	
Assets						
Securities purchased under agreements to resell	$ 6,685,674,000	$ (2,903,112,000)	$ 3,782,562,000	$ 3,782,562,000	$ -	$ -
Liabilities						
Securities sold under agreements to repurchase	$ (6,621,312,000)	$ 2,903,112,000	$ (3,718,200,000)	$ (3,718,200,000)	$ -	$ -

Note 6. Collateral

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2023, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

Maturities of financial instruments sold under agreements to repurchase accounted for as secured borrowings are provided in the table below:

Securities sold under agreements to repurchase:	Overnight
U.S. Government Securities	$6,041,044,000
Mortgage Backed Securities	$580,268,000

At December 31, 2023, the fair value of assets obtained from securities purchased under agreements to resell is approximately $6,708,057,000 and the fair value of assets pledged as collateral under agreements to repurchase is approximately $6,619,013,000.

Note 7. Related Party Transactions

There were no amounts due to or receivable from DV Group. Eligible employees of the Company may participate in the 401(k) plan of DV Group.

At December 31, 2023, the Company had a loan receivable of $15,000,000 from an affiliate with no maturity date and an interest rate per annum equal to an amount as agreed upon by both parties.

The Company provides a repurchase financing facility for the benefit of its affiliate. During 2023, the repurchase financing was done on an overnight basis at prevailing market interest rates and subject to a master repurchase agreement. As of December 31, 2023, the Company had Securities purchased under agreements to resell of $4,595,390,000 and Securities purchased under agreements to repurchase of $1,389,489,000 reflected net on the Statement of Financial Condition as Securities purchased under agreements to resell of $3,205,900,000 with this affiliate.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 9. Market Risk and Concentrations of Credit Risk

Exposure to market risk is influenced by several factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash deposits.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1 under the Securities Exchange Act of 1934). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items". Equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2023, the Company had net capital of $98,904,000 and net capital requirements of $250,000.

Note 11.   Subsequent Events

In January 2024, the Company made a dividend capital distribution of $6,000,000. The Company has not identified any other subsequent events for potential recognition and/or disclosure through the date of the audit report.